EXHIBIT 99.1

Internet Gold – Golden Lines Ltd.

(the "Company")

The Company advises that the 2017 Extraordinary General Meeting of the Company (the “Meeting”) was held on December 21, 2017 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were adopted at the Meeting:

1. To approve the purchase of the New D&O Policy and any renewals, extensions or substitutions thereof, at the Company’s expense, for the benefit of the Company’s current and future office holders, including current and future office holders who are deemed to be controlling shareholders, and to determine that this resolution is in the best interest of the Company.

2.  To approve the amendment of Section 7.2 of the Compensation Policy as set forth in the proxy statement.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Extraordinary General Meeting on November 13, 2017.